FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

26 September 2006

Abbey National plc ("Abbey")

Abbey Board Changes

Abbey announces today that the Abbey Board has approved the appointment of Miguel Bragança as Abbey’s new Executive Director responsible for Product Marketing, Brand and Customer Relationship Management with immediate effect.

Abbey also announces that Graeme Hardie, Executive Director, Retail has resigned as an Executive Director of Abbey with immediate effect. Graeme has agreed to stay with Abbey until the end of March 2007, to ensure an orderly transition.

In a related development, Abbey’s Retail Banking Division will be split into two new divisions, Abbey’s Direct Retail Channels and Intermediary Business Channel. The heads of these two divisions, Rod Bulmer and Ricky Okey, respectively, will report directly to Abbey’s CEO, António Horta-Osório.

The above changes are subject to FSA approval.

For further details, please contact:

Matthew Young, Communications Director:	Tel: 0207 756 4232
Stephanie Thatcher, Abbey Media Relations:	Tel: 0207 756 4212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 26th September 2006	By /s/ Jason Wright
(Authorised Signatory)